Exhibit 2.1
Final
STOCK PURCHASE AGREEMENT
AMONG
THE MANAGEMENT NETWORK GROUP, INC.
AND
TWG CONSULTING, INC.
AND
MARILYN BREITENSTEIN
DATED OCTOBER 5, 2007

TABLE OF CONTENTS

1.	DEFINITIONS		1

2.	SALE AND TRANSFER OF SHARES; CLOSING		9
	2.1	Shares	9
	2.2	Purchase Price	9
	2.3	Closing	10
	2.4	Closing Obligations	10
	2.5	Adjustment Amount	10
	2.6	Calculation of Contingent Stock Consideration	11
	2.7	Calculation of Contingent Cash Consideration	13
	2.8	Calculation of Revenue and EBITDA	15
	2.9	Dispute Resolution	15

3.	REPRESENTATIONS AND WARRANTIES OF SELLER		16
	3.1	Organization and Good Standing	16
	3.2	Authority; No Conflict	17
	3.3	Capitalization	18
	3.4	Financial Statements	18
	3.5	Books and Records	19
	3.6	Title to Properties; Encumbrances	19
	3.7	Condition and Sufficiency of Assets	19
	3.8	Accounts Receivable	20
	3.9	Intentionally Omitted	20
	3.10	No Undisclosed Liabilities	20
	3.11	Taxes	20
	3.12	No Material Adverse Change	22

i

	3.13	Employee Benefits	22
	3.14	Compliance with Legal Requirements; Governmental Authorizations	27
	3.15	Legal Proceedings; Orders	28
	3.16	Absence of Certain Changes and Events	29
	3.17	Contracts; No Defaults	30
	3.18	Insurance	33
	3.19	Environmental Matters	35
	3.20	Employees	35
	3.21	Labor Relations; Compliance	36
	3.22	Intellectual Property	36
	3.23	Certain Payments	41
	3.24	Disclosure	41
	3.25	Relationships with Related Persons	42
	3.26	Brokers or Finders	42
	3.27	No Other Representations or Warranties	42

4.	REPRESENTATIONS AND WARRANTIES OF BUYER		42
	4.1	Organization and Good Standing	42
	4.2	Authority; No Conflict	42
	4.3	Investment Intent	43
	4.4	Certain Proceedings	43
	4.5	Brokers or Finders	44

5.	COVENANTS PRIOR TO CLOSING DATE		44
	5.1	Access and Investigation	44
	5.2	Operation of the Businesses of the Acquired Companies	44
	5.3	Negative Covenant	44

	5.4	Required Approvals	44
	5.5	Notification	45
	5.6	Payment of Indebtedness by Related Persons	45
	5.7	No Negotiation	45
	5.8	Commercially Reasonable Efforts	45
	5.9	Approvals of Governmental Bodies	45
	5.10	Commercially Reasonable Efforts	45

6.	POST CLOSING COVENANTS		45
	6.1	Maintenance of Books During Earn-Out Term	45
	6.2	Required Consent During Earn-Out Term	46
	6.3	Valid Issuance of Contingent Shares	46
	6.4	Restricted Stock	46
	6.5	Tax Cooperation	47

7.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE		48
	7.1	Accuracy of Representations	48
	7.2	Seller’s Performance	48
	7.3	Consents	48
	7.4	Additional Documents	49
	7.5	No Proceedings	49
	7.6	No Claim Regarding Stock Ownership or Sale Proceeds	49
	7.7	No Prohibition	49
	7.8	No Material Adverse Effect	49

8.	CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE		50
	8.1	Accuracy of Representations	50
	8.2	Buyer’s Performance	50

	8.3	Additional Documents	50
	8.4	No Injunction	50

9.	TERMINATION		51
	9.1	Termination Events	51
	9.2	Effect of Termination	51

10.	INDEMNIFICATION; REMEDIES		52
	10.1	Right to Indemnification Not Affected by Knowledge	52
	10.2	Survival	52
	10.3	Indemnification and Payment of Damages by Seller	52
	10.4	Intentionally Omitted	53
	10.5	Indemnification and Payment of Damages by Buyer	53
	10.6	Time Limitations	53
	10.7	Limitations on Amount — Seller	54
	10.8	Limitations on Amount — Buyer	54
	10.9	Right of Set-off	54
	10.10	Procedure for Indemnification — Third Party Claims	54
	10.11	Procedure for Indemnification — Other Claims	56
	10.12	Other Terms of Indemnification	56

11.	GENERAL PROVISIONS		56
	11.1	Expenses	56
	11.2	Public Announcements	57
	11.3	Confidentiality	57
	11.4	Notices	57
	11.5	Jurisdiction; Service of Process	58
	11.6	Further Assurances	58

11.7	Waiver	58
11.8	Entire Agreement and Modification	59
11.9	Disclosure Letter	59
11.10	Assignments, Successors, and No Third-Party Rights	59
11.11	Severability	59
11.12	Section Headings, Construction	59
11.13	Time of Essence	59
11.14	Governing Law	59
11.15	Counterparts	60

v

STOCK PURCHASE AGREEMENT
This Stock Purchase Agreement (“Agreement”) is made as of October 5, 2007, by The Management Network Group, Inc., a Delaware corporation (“Buyer”), TWG Consulting, Inc., a Kansas corporation (the “Company”) and Marilyn Breitenstein, an individual resident of the State of Kansas (“Seller”).
RECITALS
Seller desires to sell, and Buyer desires to purchase, all of the issued and outstanding shares (the “Shares”) of capital stock of the Company, for the consideration and on the terms set forth in this Agreement.
AGREEMENT
The parties, intending to be legally bound, agree as follows:
1.	DEFINITIONS.
For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:
“Adjusted Current Cash Consideration” — shall mean the Current Cash Consideration less the Adjustment Amount.
“Adjustment Amount” — as defined in Section 2.5.
“Applicable Contract” — any Contract (a) under which the Company has or may acquire any rights, (b) under which the Company has or may become subject to any obligation or liability, or (c) by which the Company or any of the assets owned or used by it is or may become bound.
“Balance Sheet” — as defined in Section 3.4.
“Base Year” — the twelve (12) month period ending on the last day of the month preceding the month in which the Closing Date occurs.
“Base Year EBITDA” — Eight Hundred Fifty Thousand Dollars ($850,000).
“Base Year Revenue” — Four Million Four Hundred Thousand Dollars ($4,400,000).
“Breach” — a “Breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any certificate delivered pursuant to this Agreement will be deemed to have occurred if there is or has been any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, and the term “Breach” means any such inaccuracy, breach, failure, claim, occurrence, or circumstance.
“Buyer” — as defined in the first paragraph of this Agreement.
“Closing” — as defined in Section 2.3.

“Closing Date” — the date and time as of which the Closing actually takes place.
“Company” — as defined in the Recitals of this Agreement.
“Consent” — any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).
“Consequential Damages” shall mean Damages arising out of any interruption of business, loss of profits, loss of use of facilities, claims of customers, loss of goodwill or other indirect, special or consequential Damages.
“Contemplated Transactions” — all of the transactions contemplated by this Agreement, including:
     (a) the sale of the Shares by Seller to Buyer;
     (b) the execution, delivery, and performance of the Employment Agreements, and the Noncompetition Agreement;
     (c) the performance by Buyer and Seller of their respective covenants and obligations under this Agreement; and
     (d) Buyer’s acquisition and ownership of the Shares and exercise of control over the Company.
“Contingent Cash Consideration” — as defined in Section 2.2.3.
“Contingent Stock Consideration” — as defined in Section 2.2.2.
“Contingent Shares” — as defined in Section 2.2.4.
“Contract” — any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.
“Copyright” shall mean collectively the Owned Copyrights and the Licensed Copyrights as defined in Section 3.22.3.
“Current Cash Consideration” — as defined in Section 2.2.1.
“Damages” — as defined in Section 10.3.
“Disclosure Letter” — the disclosure letter delivered by Seller to Buyer as of the execution and delivery of this Agreement.
“Earn-Out Period” — as defined in Section 2.7.3.
“Earn-Out Year” — shall mean each of the three (3) twelve (12) month periods measured from (i) the day immediately following the end of the Base Year, (ii) and the first annual anniversary of such date, and (iii) the second annual anniversary of such date.

“EBITDA” — as defined in Section 2.8.
“Employment Agreements” — shall mean collectively, the Seller Employment Agreement and the Key Employee Employment Agreements, as defined in Section 2.4.1(b) and 7.4.1.
“Encumbrance” — any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.
“Environment” — soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.
“Environmental, Health, and Safety Liabilities” — any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law and consisting of or relating to:
     (a) any environmental matters or conditions (including on-site or off-site contamination and regulation of chemical substances or products);
     (b) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law;
     (c) financial responsibility under Environmental Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or
     (d) any other compliance, corrective, investigative, or remedial measures required under Environmental Law.
The terms “removal,” “remedial,” and “response action,” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”).
“Environmental Law” — any Legal Requirement that requires or relates to:
     (a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;
     (b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

     (c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;
     (d) assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;
     (e) protecting resources, species, or ecological amenities;
     (f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;
     (g) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or
     (h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.
“ERISA” — the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.
“Facilities” — any real property, leaseholds, or other interests in real property currently or formerly owned or operated by Company and any buildings, plants, structures, or equipment (including motor vehicles) currently or formerly owned or operated by Company.
“GAAP” — generally accepted United States accounting principles, applied on a basis consistent with the basis on which the Balance Sheet and all the other financial statements referred to in Section 3.4 were prepared.
“Governmental Authorization” — any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.
“Governmental Body” — any:
     (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;
     (b) federal, state, local, municipal, foreign, or other government;
     (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);
     (d) multi-national organization or body; or

     (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.
“Hazardous Activity” — the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Facilities, or that may affect the value of the Facilities or the Acquired Companies.
“Hazardous Materials” — any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.
“Indemnified Persons” — as defined in Section 10.3.
“Intellectual Property Rights” — means intellectual property rights arising from or in respect of Marks, Copyrights, Software, Patents and Trade Secrets, whether protected, created or arising under the laws of the United States, any state therein or any other jurisdiction.
“Interim Balance Sheet” — as defined in Section 3.4.
“IRC” — the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law.
“IRS” — the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.
“Key Employees” — shall mean collectively Renee Shelton and Clint Pruett, and individually each may be referred as a “Key Employee.”
“Knowledge” — Seller and/or the Company will be deemed to have “Knowledge” of a particular fact or other matter if Marilyn A. Breitenstein is actually aware of such fact or other matter or could be expected to discover or become aware of such fact or other matter in the course of a reasonably comprehensive investigation concerning the existence of such fact or other matter. Buyer will be deemed to have “Knowledge” of a particular fact of other matter if Rich Nespola is actually aware of such fact or other matter or could be expected to discover or become aware of such fact or other matter in the course of a reasonably comprehensive investigation concerning the existence of such fact or other matter.
“Legal Requirement” — any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, regulation, statute, or treaty.

“Marks” — means registered and unregistered trademarks and service marks and logos (including any Internet domain names, fictional names and the name “TWG Consulting, Inc.”), and applications therefor.
“Net Working Capital” — shall mean (i) the sum of the Company’s cash, plus cash equivalents, plus Accounts Receivables less than 90 days from invoice date (provided that two Sprint invoices totaling $52,000 shall be included as less than 90 days from invoice date per agreement of the parties); plus prepaid expenses, plus notes receivable, MINUS (ii) the sum of the Company’s current payables, plus all Company debt plus the outstanding balance of all capital leases of the Company (other than with respect to vehicles), plus all other liabilities of the Company that would be required to be stated on a balance sheet of the Company as of the Closing Date.
“Noncompetition Agreement” — as defined in Section 2.4.1(c).
“Order” — any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.
“Ordinary Course of Business” — an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if:
     (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;
     (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority); and
     (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.
“Organizational Documents” — the articles or certificate of incorporation and the bylaws of a corporation and any amendment to any of the foregoing.
“Patents” — means patents, patent rights and all applications therefor, including any and all continuation, divisional, continuation-in-part, or reissue patent applications or patents issuing thereon.
“Person” — any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.
“Plan” — as defined in Section 3.13.

“Proceeding” — any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.
“Related Person” — with respect to a particular individual:
     (a) each other member of such individual’s Family;
     (b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family;
     (c) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and
     (d) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).
With respect to a specified Person other than an individual:
     (a) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;
     (b) any Person that holds a Material Interest in such specified Person;
     (c) each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);
     (d) any Person in which such specified Person holds a Material Interest;
     (e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and
     (f) any Related Person of any individual described in clause (b) or (c).
For purposes of this definition, (a) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse and former spouses, if any, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 25% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 25% of the outstanding equity securities or equity interests in a Person.
“Release” — any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

“Representative” — with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
“Revenue” — as defined in Section 2.8.
“Securities Act” — the Securities Act of 1933, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.
“Seller” — as defined in the first paragraph of this Agreement.
“Shares” — as defined in the Recitals of this Agreement.
“Software” — means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training manuals, relating to any of the foregoing, in each case developed or licensed by the Company, or used in or necessary for the conduct of its business, specifically excluding those items prepared for customers in the operation of the Company’s business for which the customer contractually has vested title and excluding generally available computer programs produced by others which are used by the Company “as is” or without modification.
“Survival Periods” — shall mean collectively the Three Year Survival Period, the Tax Claims Survival Period, and the General Claims Survival Period as defined in Section 10.2; and Survival Period shall mean any of the foregoing.
“Subsidiary” — with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.
“Tax” — any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.
“Tax Return” — any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Threat of Release” — a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.
“Threatened” — a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing) that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the immediate future.
“Trade Secrets” — means know-how, inventions, discoveries, concepts, ideas, methods, processes, designs, formulae, technical data, drawings, specifications, data bases and other proprietary and confidential information, including customer lists, in each case to the extent not Marks or Patents.
“Transition Bonus Arrangement” — means those certain payments to the Key Employees immediately prior to Closing in an aggregate amount not to exceed $60,000.00.
“Vesting Period” — as defined in Section 2.6.3.
2.	SALE AND TRANSFER OF SHARES; CLOSING.
     2.1 Shares. Subject to the terms and conditions of this Agreement, at the Closing, Seller will sell and transfer the Shares to Buyer, and Buyer will purchase the Shares from Seller.
     2.2 Purchase Price. The purchase price (the “Purchase Price”) for the Shares will be the sum of the (i) Current Cash Consideration, (ii) the Contingent Cash Consideration, and (iii) the Contingent Stock Consideration.
2.2.1	Current Cash Consideration. For purposes of this Agreement “Current Cash Consideration” shall mean $1,690,000.00 minus the Adjustment Amount, if any.

2.2.2	Contingent Stock Consideration. For purposes of this Agreement “Contingent Stock Consideration” shall mean that portion of the Contingent Shares which shall vest in accordance with Section 2.6.

2.2.3	Contingent Cash Consideration. For purposes of this Agreement “Contingent Cash Consideration” shall mean that portion of $1,250,000 which is earned pursuant to Section 2.7.

2.2.4	Contingent Shares. For purposes of this Agreement, “Contingent Shares” shall mean the number of shares of the Buyer’s common stock calculated by dividing $1,500,000 by the volume weighted average stock price for the Buyer’s common stock as reported on the NASDAQ for the twenty (20) trading days immediately preceding the Closing Date.

     2.3 Closing. The purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Buyer’s counsel at 120 W. 12th Street, Suite 1600, Kansas City, Missouri 64105, at 10:00 a.m. (local time) on the later of (i) October 1, 2007 or (ii) at such other time and place as the parties may agree.
     2.4 Closing Obligations. At the Closing:
2.4.1	Seller’s Deliveries. Seller will deliver to Buyer:
(a)	certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) for transfer to Buyer;

(b)	the employment agreement in the form of Exhibit 2.4.1(b), executed by Seller (the “Seller Employment Agreement”); and

(c)	noncompetition agreement in the form of Exhibit 2.4.1(c), executed by Seller (the “Seller Noncompetition Agreement”).
2.4.2	Buyer’s Deliveries. Buyer will deliver to Seller:
(a)	by bank cashier’s or certified check payable to the order of, or by wire transfer to accounts specified by, the Seller, $1,540,000, as a partial payment of the Current Cash Consideration; and

(b)	the Seller Employment Agreement executed by Buyer.
     2.5 Adjustment Amount. The Adjustment Amount will be equal to the amount, if any, by which the Company’s Net Working Capital on the Closing Date is less than One Million Two Hundred Forty Thousand Dollars ($1,240,000). Within one hundred and eighty (180) days following the last day of the month in which the Closing occurs, Buyer shall calculate the Company’s Net Working Capital as of the Closing Date, the Adjustment Amount and the amount of the Current Cash Consideration, and provide the Seller with an accounting of such calculation (the “Current Cash Consideration Accounting”). Seller shall have fifteen (15) days following receipt of such Current Cash Consideration Accounting in which to object to the calculations contained therein by delivering written notice of such objection to the Buyer, which written notice will specify in detail the basis of such objection. During such fifteen (15) day period, Buyer shall make available to Seller all of Buyer’s books and records reasonably requested by Seller in order to confirm the Current Cash Consideration Accounting. The time periods contemplated herein shall be extended to the extent there is a delay in the availability of such books and records. If the Buyer and Seller are unable to resolve such dispute within fifteen (15) days of Buyer’s receipt of such notice, the dispute shall be submitted to the dispute resolution procedure set forth in Section 2.9 which both parties expressly agree shall be the sole method of resolving the dispute and both parties shall be bound by the results of such procedure. If the Seller does not timely object to the calculations in the Current Cash Consideration Accounting or notifies the Buyer in writing that Seller accepts such calculations, then the calculations in the Current Cash Consideration Accounting shall be deemed final. Buyer shall, within two (2) business days following the Current Cash Consideration Accounting becoming final, pay to Seller (in the same manner as contemplated in Section 2.4.2(a)) an amount equal to the amount by which the cash paid to Seller pursuant to Section 2.4.2(a) is less than the Adjusted Current Cash Consideration. In the event the amount of Adjusted Current Cash Consideration is less than the amount paid to Seller pursuant to Section 2.4.2(a), Seller shall pay such difference to Buyer (in the same manner as contemplated in Section 2.4.2(a)) within two (2) business days following the Current Cash Consideration Accounting becoming final.
     2.6 Calculation of Contingent Stock Consideration. The amount of Contingent Stock Consideration which shall be payable to the Seller shall be calculated based on the Company’s performance in the three Earn Out Years following the Closing Date.
2.6.1	First Earn Out Year. Seller shall vest one-third of the Contingent Shares in the event the Company’s Revenue and EBITDA for the first Earn Out Year following the Closing Date shall equal or exceed both 90% of Base Year Revenue and 90% of Base Year EBITDA, respectively.
2.6.2	Second Earn Out Year. Seller shall vest one-third of the Contingent Shares in the event the Company’s Revenue and EBITDA for the second Earn Out Year following the Closing Date shall equal or exceed both (i) the Base Year Revenue, and (ii) the Base Year EBITDA, respectively.

2.6.3	Third Earn Out Year. Seller shall vest one-third of the Contingent Shares in the event the Company’s Revenue and EBITDA for the third Earn Out Year following the Closing Date shall equal or exceed both (i) the Base Year Revenue, and (ii) the Base Year EBITDA, respectively. Each measurement period set forth in Section 2.6.1, 2.6.2 and 2.6.3 shall be referred to as a “Vesting Period”.

2.6.4	Carry Overs.
(a)	Vesting of Contingent Shares shall be calculated for each Vesting Period independently. In no instance shall the carry forward of any remaining negative EBITDA prevent the vesting of Contingent Cash Consideration pursuant to 2.6.1, 2.6.2, or 2.6.3.

(b)	In the event the Company exceeds the vesting requirements (either Revenue or EBITDA, or both) in any Vesting Period, such excess amount may be carried either forward or backward (or both, in part), at the election of Seller, to satisfy the vesting requirements for a prior or future Vesting Period. If such excess amount, when added to the results of the prior or future Vesting Period (as the case may be) cause the Company to meet the vesting requirements for such prior or future Vesting Period, then the Contingent Shares applicable to such Vesting Period shall vest.

(c)	Notwithstanding anything herein to the contrary: (i) if the EBITDA for the first Earn Out Year is a negative dollar amount, then such negative dollar amount shall be carried forward and (A) applied against any excess EBITDA in the second Earn Out Year, and (B) any remaining negative EBITDA carry forward shall be set off, on a dollar-for-dollar basis, against the value of any Contingent Shares (based on the original per share valuation) otherwise vested pursuant to 2.6.2 above for the second Earn Out Year; and (ii) if the EBITDA for the second Earn Out Year is a negative dollar amount, then such negative dollar amount shall be carried forward along with the remaining negative EBITDA from the first Earn Out Year, if any, and (A) applied against any excess EBITDA in the third Earn Out Year, and (B) any remaining negative EBITDA carry forward shall be set off, on a dollar-for-dollar basis, against the value of any Contingent Shares (based on the original per share valuation) otherwise vested pursuant to 2.6.3 above for the third Earn Out Year.
2.6.5	Delivery of Vested Contingent Shares. Within ten (10) days following the date the Vesting Requirement Accounting for each Vesting Period becomes final as set forth below, Buyer shall deliver, or cause to be delivered, to the Seller a share certificate for the number of shares vested on such Determination Date. The certificate shall be issued as follows: Marilyn A. Breitenstein, Trustee or any Successor Trustee, under the First Amended and Restated Marilyn A. Breitenstein Trust Dated August 17, 2006, as may be amended (“Seller’s Trust”).
2.6.6	Determination of Satisfaction. Within ninety (90) days following the end of each Earn Out Year (the “Determination Date”), the Buyer shall cause the Revenue and EBITDA for the immediately preceding Vesting Period to be calculated. On or before the Determination Date, the Buyer shall deliver to Seller a written calculation (the “Vesting Requirement Accounting”) of whether the vesting requirements for the applicable Vesting Period have been satisfied, as well as the amount, if any, of (i) the negative EBITDA for such Vesting Period, or (ii) the excess Revenue or EBITDA available after satisfaction of such vesting requirements for any prior or future Vesting Period and whether the application of such excess satisfies the vesting requirements for such other Vesting Period. Seller shall have fifteen (15) days following receipt of such Vesting Requirement Accounting in which to object to the calculations contained therein by delivering written notice of such objection to the Buyer, which written notice will specify in detail the basis of such objection. During such fifteen (15) day period, Buyer shall make available to Seller all of Buyer’s books and records reasonably requested by Seller in order to confirm the Vesting Requirement Accounting. The time periods contemplated herein shall be extended to the extent there is a delay in the availability of such books and records. If the Buyer and Seller are unable to resolve such dispute within fifteen (15) days of Buyer’s receipt of such notice, the dispute shall be submitted to the dispute resolution procedure set forth in Section 2.9 which both parties expressly agree shall be the sole method of resolving the dispute and both parties shall be bound by the results of such procedure. If the Seller does not timely object to the calculation of the Vesting Requirement Accounting, or notifies the Buyer in writing that Seller accepts such calculations, the calculations in the Vesting Requirement Accounting shall be deemed final.
     2.7 Calculation of Contingent Cash Consideration. The amount of Contingent Cash Consideration which shall be payable to the Seller shall be calculated based on the Company’s performance in the three Earn Out Years following the Closing Date.
2.7.1	First Earn Out Year. Seller shall earn Four Hundred Sixteen Thousand Six Hundred Sixty Seven and no/100 Dollars ($416,667.00) of the Contingent Cash Consideration in the event the Company’s Revenue and EBITDA for the first Earn Out Year following the Closing Date shall equal or exceed the Base Year Revenue and the Base Year EBITDA, respectively.

2.7.2	Second Earn Out Year. Seller shall earn Four Hundred Sixteen Thousand Six Hundred Sixty Seven and no/100 Dollars ($416,667.00) of the Contingent Cash Consideration in the event the Company’s Revenue and EBITDA for the second Earn Out Year following the Closing Date shall equal or exceed both (i) 115% of the Base Year Revenue, and (ii) 115% of the Base Year EBITDA, respectively.

2.7.3	Third Earn Out Year. Seller shall earn Four Hundred Sixteen Thousand Six Hundred Sixty Seven and no/100 Dollars ($416,666.00) of the Contingent Cash Consideration in the event the Company’s Revenue and EBITDA for the third Earn Out Year following the Closing Date shall equal or exceed both (i) 130% of the Base Year Revenue, and (ii) 130% of the Base Year EBITDA, respectively. Each measurement period set forth in Sections 2.7.1, 2.7.2 and 2.7.3 shall be referred to as an “Earn Out Period”.
2.7.4	Carry Overs.
(a)	Contingent Cash Consideration earned shall be calculated for each Earn Out Period independently. In no instance shall the carry forward of any remaining negative EBITDA prevent the vesting of Contingent Cash Consideration pursuant to 2.7.1, 2.7.2, or 2.7.3.

(b)	In the event the Company exceeds the earn-out requirements (either Revenue or EBITDA, or both) in any Earn Out Period, such excess amount may be carried either forward or backward (or both, in part), at the election of Seller, to satisfy the earn-out requirements for a prior or future Earn Out Period. If such excess amount, when added to the results of such prior or future Earn Out Period (as the case may be), cause the Company to satisfy the earn-out requirements for such prior or future Earn Out Period, then the

Contingent Cash Consideration applicable to such Earn Out Period shall be deemed earned.
(c)	Notwithstanding anything herein to the contrary: (i) if the EBITDA for the first Earn Out Year is a negative dollar amount, then such negative dollar amount shall be carried forward and (A) applied against any excess EBITDA in the second Earn Out Year, and (B) any remaining negative EBITDA carry forward shall be set off, on a dollar-for-dollar basis, against any Contingent Cash Consideration otherwise vested pursuant to 2.7.2 above for the second Earn Out Year; and (ii) if the EBITDA for the second Earn Out Year is a negative dollar amount, then such negative dollar amount shall be carried forward along with the remaining negative EBITDA from the first Earn Out Year, if any, and (A) applied against any excess EBITDA in the third Earn Out Year, and (B) any remaining negative EBITDA carry forward shall be set off, on a dollar-for-dollar basis, against any Contingent Cash Consideration otherwise vested pursuant to 2.7.3 above for the third Earn Out Year.
2.7.5	Delivery of Earned Contingent Cash Consideration. Within ten (10) days following the date the Earn-Out Accounting for each Earn Out Period becomes final as set forth below, Buyer shall deliver to Seller’s Trust by check or wire transfer the amount of all Contingent Cash Consideration earned as of such Determination Date.

2.7.6	Determination of Satisfaction. Prior to the Determination Date following the end of each Earn Out Year, the Buyer shall cause the Revenue and EBITDA for the immediately preceding Earn Out Period to be calculated. On or before the Determination Date, the Buyer shall deliver to Seller a written calculation (the “Earn-Out Accounting”) of whether the earn-out requirements for the prior Earn Out Period have been satisfied, as well as the amount, if any, of the excess Revenue or EBITDA available after satisfaction of such earn-out requirements for any prior or future Earn Out Period and whether the application of such excess satisfies the earn-out requirements for such other Earn Out Period. Seller shall have fifteen (15) days following receipt of such Earn-Out Accounting in which to object to the calculations contained therein by delivering written notice of such objection to the Buyer, which written notice will specify in detail the basis of such objection. During such fifteen (15) day period, Buyer shall make available to Seller all of Buyer’s books and records reasonably requested by Seller in order to confirm the Earn-Out Accounting. The time periods contemplated herein shall be extended to the extent there is a delay in the availability of such books and records. If the Buyer and Seller are unable to resolve such dispute within fifteen (15) days of Buyer’s receipt of such notice, the dispute shall be submitted to the dispute resolution procedure set forth in Section 2.9 which both parties expressly agree shall be the sole method of resolving the dispute and both parties shall be bound by the results of such procedure. If the Seller does not timely object to the calculation of the Earn-Out Accounting or notifies the Buyer in writing that Seller accepts such calculations, the calculations in the Earn-Out Accounting shall be deemed final.
     2.8 Calculation of Revenue and EBITDA. For purposes of this Agreement:
2.8.1	Revenue. “Revenue” for the Company shall be calculated consistent with the Company’s historic practices as if the Company were a separate entity during each period of calculation. For the avoidance of doubt, revenues derived from the services of Company employees and contractors shall be included in Revenue, regardless of whether such services are billed under the Company’s service agreements or the service agreements of Buyer (or its Affiliates).

2.8.2	EBITDA. “EBITDA” for the Company shall be calculated in accordance with GAAP, as if the Company were a separate entity during each period of calculation, but shall not include (i) corporate or overhead allocations from the Buyer (except in those instances where such services are provided by Buyer or an affiliate and then only in amounts consistent Company’s historic costs), (ii) any payments of the Purchase Price (iii) any payments under the Transition Bonus Arrangement, and (iv) any charge for equity-based compensation.

2.8.3	Periodic Calculation. Post Closing the Buyer shall use commercially reasonable efforts to provide Seller monthly interim estimates of the status of Company Revenues and EBITDA during each Earn Out Year.
     2.9 Dispute Resolution. Any dispute relating to or arising from Sections 2.5, 2.6, 2.7 and/or 2.8 of this Agreement shall be resolved by submitting the dispute to a nationally recognized accounting firm which has not provided services to either Seller or Company or Buyer during the twenty-four (24) months immediately preceding the submission of the dispute (the “CPA”). A dispute shall be deemed “submitted” to the dispute resolution procedure when, following the fifteen (15) day period during which Buyer and Seller were to attempt to resolve such dispute pursuant to Section 2.5, 2.6 or 2.7, either Buyer or Seller delivers to the other party a written notice that the dispute remains unresolved and identifying an eligible person to serve as the CPA. If the Buyer and Seller cannot agree on the identity of the CPA within two (2) days of submitting the dispute to the dispute resolution procedure, the CPA shall be selected at random from two (2) eligible accounting firms, one identified by Seller and one identified by Buyer. Once the CPA is identified, the following procedure shall be followed:
2.9.1	Within ten (10) days of selecting the CPA, the Buyer shall submit to both CPA and the Seller the Current Cash Consideration Accounting, the Vesting Requirement Accounting or the Earn-Out Accounting, as the case may be, which is the subject of the dispute.

2.9.2	The Seller shall, within ten (10) days of selecting the CPA, submit to both CPA and the Buyer, the Seller’s written objections to such accounting, including the Seller’s calculation of the Current Cash Consideration, the Contingent Shares or the Contingent Cash Consideration, as the case may be.

2.9.3	Within ten (10) days of the CPA’s receipt of the last of the submissions from the Seller and the Buyer, the CPA shall notify both Seller and Buyer in writing of which of the two submissions (one from the Seller and one from the Buyer) the CPA determines to be most accurate and that submission shall be binding on both parties and the determination of the applicable Current Cash Consideration Accounting, Vesting Requirement Accounting or Earn-Out Accounting shall be deemed final. The CPA shall not be allowed to calculate an amount different than either the Seller’s submission or the Buyer’s submission.

2.9.4	Neither Buyer nor Seller shall contest the determination of the CPA and such determination shall be deemed binding on both parties and shall have the same force and effect as a determination of an arbitrator. Any court having jurisdiction over the matter may enter judgment on the determination of the CPA, however, no such judgment shall be required for a payment of Current Cash Consideration or Contingent Cash Consideration or delivery of Contingent Shares and both parties shall comply with the decision of the CPA without the entry of such judgment and/or without the institution of any proceeding to confirm, interpret or correct the award, and shall, upon receipt of a decision of the CPA ordering such payment or delivery, consider the applicable Current Cash Consideration Accounting, Vesting Requirement Accounting or Earn-Out Accounting, final.

2.9.5	The cost of the CPA shall be borne by the party whose submission is not selected and each party shall bear their own expenses.
3.	REPRESENTATIONS AND WARRANTIES OF SELLER.
Seller represents and warrants to Buyer as follows:
     3.1 Organization and Good Standing.
3.1.1	Name, Address, Capitalization. Part 3.1 of the Disclosure Letter contains a complete and accurate list for Company of its name, its jurisdiction of incorporation, other jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each stockholder and the number of shares held by each). Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be qualified or in good standing would not have a material adverse effect on the business, operations, properties, prospects, assets or condition of Company.

3.1.2	Organizational Documents. Seller has made available to Buyer copies of the Organizational Documents of Company, as currently in effect.

3.1.3	Subsidiaries. The Company has no Subsidiaries and owns no equity securities of any other Person.
     3.2 Authority; No Conflict.
3.2.1	Authority. This Agreement constitutes the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms. Upon the execution and delivery by Seller of the Seller Employment Agreement, and the Noncompetition Agreement (collectively, the “Seller’s Closing Documents”), the Seller’s Closing Documents will constitute the legal, valid, and binding obligations of Seller, enforceable against Seller in accordance with their respective terms. Seller has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Seller’s Closing Documents to which it is a party, and to perform Seller’s obligations under this Agreement and the Seller’s Closing Documents.

3.2.2	Conflicts. Except as set forth in Part 3.2.2 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):
(a)	contravene, conflict with, or result in a violation of (i) any provision of the Organizational Documents of the Company, or (ii) any resolution adopted by the board of directors or the stockholders of Company;

(b)	contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Company or Seller, or any of the assets owned or used by Company, may be subject;

(c)	contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Company or that otherwise relates to the business of, or any of the assets owned or used by, Company;
(d)	cause Buyer or Company to become subject to, or to become liable for the payment of, any Tax;
(e)	contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

(f)	result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by Company.
3.2.3	No Notice. Except as set forth in Part 3.2.3 of the Disclosure Letter, neither Seller nor Company is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

3.2.4	Own Account. Seller is acquiring the Contingent Shares for Seller’s own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act. Seller is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.
     3.3 Capitalization. The authorized equity securities of the Company consist of 100,000 shares of common stock, par value $1.00 per share, of which 2,500 shares are issued and outstanding and constitute the Shares. Seller is and will be on the Closing Date, the record and beneficial owner and holder of the Shares, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing equity securities of Company. All of the outstanding equity securities of Company have been duly authorized and validly issued and are fully paid and nonassessable. There are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of Company. None of the outstanding equity securities or other securities of Company was issued in violation of the Securities Act or any other Legal Requirement. Company does not own, and has no Contract to acquire, any equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business.
     3.4 Financial Statements. Seller has delivered to Buyer: (i) unaudited balance sheets of the Company as at December 31 in each of the years 2003 through 2005, and the related unaudited statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal years then ended, (ii) an unaudited balance sheet of the Company as at December 31, 2006 (the “Balance Sheet”), and the related unaudited statements of income, changes in stockholders’ equity, and cash flow for the fiscal year then ended, and (iii) an unaudited balance sheet of the

Company as at July 31, 2007 (the “Interim Balance Sheet”) and the related unaudited statements of income, changes in stockholders’ equity, and cash flow for the months then ended. Except as set forth in Part 3.4 of the Disclosure Letter, such financial statements fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of the Company as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP (except for the absence of notes to the financial statements), subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes. The financial statements referred to in this Section 3.4 reflect the consistent application of such accounting principles throughout the periods involved. No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.
     3.5 Books and Records. The books of account, minute books, stock record books, and other records of the Company, all of which have been made available to Buyer, are complete and correct and have been maintained in accordance with sound business practices and the system of internal controls described in Part 3.5 of the Disclosure Letter. The minute books of the Company contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Board of Directors, and committees of the Board of Directors of the Company, and no meeting of such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.
     3.6 Title to Properties; Encumbrances. Part 3.6 of the Disclosure Letter contains a complete and accurate list of all real property, leaseholds, or other interests therein owned by Company. Company owns no real property and has never owned real property. The Company owns all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that it purports to own located in the facilities operated by the Company or reflected as owned in the books and records of the Company, including all of the properties and assets reflected in the Balance Sheet and the Interim Balance Sheet (except for assets held under capitalized leases disclosed in Part 3.6 of the Disclosure Letter and personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by the Company since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice). All material properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances, except, with respect to all such properties and assets, (i) mortgages or security interests shown on the Balance Sheet or the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (ii) liens for current taxes not yet due, and (iii) for those Encumbrances disclosed in Part 3.6 of the Disclosure Letter.
     3.7 Condition and Sufficiency of Assets. The property and equipment of the Company are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such property or equipment is in need of maintenance or repairs, except in each case for ordinary, routine maintenance and repairs that are not material in nature or cost. The property and equipment of the Company are sufficient for the continued conduct of the

Company’s business after the Closing in substantially the same manner as conducted prior to the Closing.
     3.8 Accounts Receivable. All accounts receivable of the Company that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Company as of the Closing Date (collectively, the “Accounts Receivable”) represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Company as of the Closing Date (which reserves are adequate and calculated consistent with past practice and, in the case of the reserve as of the Closing Date, will not represent a greater percentage of the Accounts Receivable as of the Closing Date than the reserve reflected in the Interim Balance Sheet represented of the Accounts Receivable reflected therein and will not represent a material adverse change in the composition of such Accounts Receivable in terms of aging). Subject to such reserves, each of the Accounts Receivable either has been or will be collected in full, without any set-off, within ninety days after the day on which it first becomes due and payable; provided, however, that, if any Account Receivable is collected after such ninety-day period, then Seller shall be deemed to have satisfied this Section 3.8 with respect thereto (and any indemnification for such prior breach shall be reversed by the parties). There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Part 3.8 of the Disclosure Letter contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Balance Sheet, which list sets forth the aging of such Accounts Receivable.
     3.9 Intentionally Omitted.
     3.10 No Undisclosed Liabilities. Except as set forth in Part 3.10 of the Disclosure Letter, the Company has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof.
     3.11 Taxes.
3.11.1	Filings. The Company has filed or caused to be filed (on a timely basis since December 31, 2002) all Tax Returns that are or were required to be filed by or with respect to the Company, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. Seller has made available to Buyer copies of, and Part 3.11.1 of the Disclosure Letter contains a complete and accurate list of, all such Tax Returns filed since December 31, 2002. The Company has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by Seller or Company, except such Taxes, if any, as are listed in Part 3.11.1 of the Disclosure Letter and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet and the Interim Balance Sheet.
3.11.2	Audits. The United States federal and state income Tax Returns of Company subject to such Taxes have been audited by the IRS or relevant state tax authorities or are closed by the applicable statute of limitations for all taxable years through December 31, 2002. Part 3.11.2 of the Disclosure Letter contains a complete and accurate list of all audits of all such Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Part 3.11.2 of the Disclosure Letter, are being contested in good faith by appropriate proceedings. Part 3.11.2 of the Disclosure Letter describes all adjustments to the United States federal income Tax Returns filed by Company or any group of corporations including Company for all taxable years since December 31, 2002, and the resulting deficiencies proposed by the IRS. Except as described in Part 3.11.2 of the Disclosure Letter, neither Seller nor Company has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of Company or for which Company may be liable.

3.11.3	Tax Reserves. The charges, accruals, and reserves with respect to Taxes on the respective books of Company are adequate (determined in accordance with GAAP) and are at least equal to Company’s liability for Taxes. There exists no proposed tax assessment against Company except as disclosed in the Balance Sheet or in Part 3.11.3 of the Disclosure Letter. No consent to the application of Section 341(2) of the IRC has been filed with respect to any property or assets held, acquired, or to be acquired by Company. All Taxes that Company is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

3.11.4	Accuracy. All Tax Returns filed by Company are true, correct, and complete. No Tax Returns have been filed with Company and any other entity on a consolidated basis and Company has not had and does not have any relationship with another entity which would allow or require filing Tax Returns on a consolidated basis. There is no tax sharing agreement that will require any payment by Company after the date of this Agreement. During the consistency period (as defined in Section 338(h)(4) of the IRC with respect to the sale of the Shares to Buyer), neither Company nor target affiliate (as defined in Section 338(h)(6) of the IRC with respect to the sale of the Shares to Buyer) has sold or will sell any property or assets to Buyer or to any member of the affiliated group (as defined in Section 338(h)(5) of the

IRC) that includes Buyer. Part 3.11.4 of the Disclosure Letter lists all such target affiliates.
3.11.5	S Corporation. Company is an “S” Corporation and has been an S Corporation since October 25, 1992.
     3.12 No Material Adverse Change. Since the date of the Balance Sheet through the date of this Agreement, there has not been any material adverse change in the business, operations, properties, prospects, assets, or condition of Company, and, to Seller’s Knowledge, no event has occurred or circumstance exists that may result in such a material adverse change.
     3.13 Employee Benefits.
3.13.1	Definitions. As used in this Section 3.13 and Section 3.20, the following terms have the meanings set forth below.
“Company Other Benefit Obligation” means an Other Benefit Obligation owed, adopted, or followed by Company or an ERISA Affiliate.
“Company Plan” means all Plans of which Company or an ERISA Affiliate is or was a Plan Sponsor, or to which Company or an ERISA Affiliate otherwise contributes or has contributed, or in which Company or an ERISA Affiliate otherwise participates or has participated. All references to Plans are to Company Plans unless the context requires otherwise.
“Company VEBA” means a VEBA whose members include employees of Company or any ERISA Affiliate.
“ERISA Affiliate” means any other Person that, together with the Company, would be treated as a single employer under IRC § 414.
“Multi-Employer Plan” has the meaning given in ERISA § 3(37)(A).
“Other Benefit Obligations” means all obligations, arrangements, or customary practices, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees, or agents, other than obligations, arrangements, and practices that are Plans. Other Benefit Obligations include consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies, and fringe benefits within the meaning of IRC § 132.
“PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.
“Pension Plan” has the meaning given in ERISA § 3(2)(A).
“Plan” has the meaning given in ERISA § 3(3).
“Plan Sponsor” has the meaning given in ERISA § 3(16)(B).

“Qualified Plan” means any Plan that meets or purports to meet the requirements of IRC § 401(a).
“Title IV Plans” means all Pension Plans that are subject to Title IV of ERISA, 29 U.S.C. § 1301 et seq., other than Multi-Employer Plans.
“VEBA” means a voluntary employees’ beneficiary association under IRC § 501(c)(9).
“Welfare Plan” has the meaning given in ERISA § 3(1).
3.13.2	List of Plans.
(a)	Part 3.13.2(a) of the Disclosure Letter contains a complete and accurate list of all Company Plans and Company Other Benefit Obligations.

(b)	The Company does not sponsor, maintain, contribute, and is not a party to, nor has it ever sponsored, maintained, contributed or been a party to, or is in default under or has any accrued obligations under (i) defined benefit Pension Plan, (ii) a Title IV Plan, (iii) a Multi-Employer Plan or (iv) a VEBA.

(c)	The Company does not have an ERISA Affiliate.

(d)	Part 3.13.2(d) of the Disclosure Letter sets forth a calculation of the liability of the Company for post-retirement benefits other than pensions, made in accordance with Financial Accounting Statement 106 of the Financial Accounting Standards Board, regardless of whether any Acquired Company is required by this Statement to disclose such information.

(e)	Intentionally Omitted.

(f)	Part 3.13.2(e) of the Disclosure Letter sets forth the financial cost of all obligations owed under any Company Plan or Company Other Benefit Obligation that is not subject to the disclosure and reporting requirements of ERISA.
3.13.3	Copies of Documents. Seller has made available to Buyer:
(a)	all documents that set forth the terms of each Company Plan, and Company Other Benefit Obligation, and of any related trust, including (i) all plan descriptions and summary plan descriptions of Company Plans for which Seller or the Company is required to prepare, file, and distribute plan descriptions and summary plan descriptions, and (ii) all summaries and descriptions furnished to participants and beneficiaries regarding Company Plans and

Company Other Benefit Obligations for which a plan description or summary plan description is not required;
(b)	all personnel, payroll, and employment manuals and policies;

(c)	a written description of any Company Plan or Company Other Benefit Obligation that is not otherwise in writing;

(d)	all registration statements filed with respect to any Company Plan;

(e)	all insurance policies purchased by or to provide benefits under any Company Plan;

(f)	all contracts with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Company Plan or Company Other Benefit Obligation;

(g)	all reports submitted within the two years preceding the date of this Agreement by third party administrators, actuaries, investment managers, consultants, or other independent contractors with respect to any Company Plan or Company Other Benefit Obligation;

(h)	all notifications to employees of their rights under ERISA § 601 et seq. and IRC § 4980B;

(i)	the Form 5500 filed in each of the most recent three plan years with respect to each Company Plan, including all schedules thereto and the opinions of independent accountants;

(j)	all notices that were given by Company or any ERISA Affiliate or any Company Plan to the IRS, the PBGC, or any participant or beneficiary, pursuant to statute, within the two years preceding the date of this Agreement, including notices that are expressly mentioned elsewhere in this Section 3.13;

(k)	all notices that were given by the IRS, the PBGC, or the Department of Labor to Company, any ERISA Affiliate or any Company Plan within the two years preceding the date of this Agreement;

(l)	with respect to Qualified Plans and VEBAs, the most recent determination letter for each Plan of the Company that is a Qualified Plan; and
3.13.4	Compliance With Plans. To Seller’s Knowledge and except as set forth in Part 3.13.4 of the Disclosure Letter:

(a)	The Company has performed all of its obligations under all Company Plans and Company Other Benefit Obligations. The Company has made appropriate entries in its financial records and statements for all obligations and liabilities under such Plans and Company Other Benefit Obligations that have accrued but are not due.

(b)	No statement, either written or oral, has been made by Company to any Person with regard to any Plan or Company Other Benefit Obligation that was not in accordance with the Plan or Company Other Benefit Obligation and that could have an adverse economic consequence to Company or to Buyer.

(c)	The Company, with respect to all Company Plans and Company Other Benefits Obligations, is, and each Company Plan and Company Other Benefit Obligation is, in full compliance with ERISA, the IRC, and other applicable Laws including the provisions of such Laws expressly mentioned in this Section 3.13.
(i)	No transaction prohibited by ERISA § 406 and no “prohibited transaction” under IRC § 4975(c) have occurred with respect to any Company Plan.

(ii)	Neither Seller nor Company has any liability to the IRS with respect to any Plan, including any liability imposed by Chapter 43 of the IRC.

(iii)	Neither Seller nor Company has any liability to the PBGC with respect to any Plan or has any liability under ERISA § 502 or § 4071.

(iv)	All filings required by ERISA and the IRC as to each Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the IRC have been timely provided.

(v)	All contributions and payments made or accrued with respect to all Company Plans and Company Other Benefit Obligations are deductible under IRC § 162 or § 404.

(vi)	No amount, or any asset of any Company Plan, is subject to tax as unrelated business taxable income.
(d)	Each Company Plan can be terminated within thirty days, without payment of any additional contribution or amount and without the vesting or acceleration of any benefits promised by such Plan, except full vesting will be required of all qualified retirement plan benefits in accordance with ERISA and the IRC.

(e)	No event has occurred or circumstance exists that could result in a material increase in premium costs of Company Plans and Company Other Benefit Obligations that are insured, or a material increase in benefit costs of such Plans and Obligations that are self-insured.

(f)	Other than claims for benefits submitted by participants or beneficiaries, no claim against, or legal proceeding involving, any Company Plan or Company Other Benefit Obligation is pending or, to Seller’s Knowledge, is Threatened.

(g)	No Company Plan is a stock bonus plan within the meaning of IRC § 401(a).

(h)	Each Qualified Plan of Company is qualified in form and operation under IRC § 401(a); each trust for each such Qualified Plan is exempt from federal income tax under IRC § 501(a). No event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of any such Plan or trust.

(i)	No Company Plan is subject to Title IV of ERISA.

(j)	Company has not ceased operations at any facility.

(k)	Company has not filed a notice of intent to terminate any Plan nor has Company adopted any amendment to treat a Plan as terminated.

(l)	Company has never established, maintained, or contributed to or otherwise participated in, or had an obligation to maintain, contribute to, or otherwise participate in, any Multi-Employer Plan.

(m)	Except to the extent required under ERISA § 601 et seq. and IRC § 4980B, Company provides no health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service.

(n)	Company has the right to modify and terminate benefits to retirees (other than pensions) with respect to both retired and active employees.

(o)	Seller and Company have complied with the provisions of ERISA § 601 et seq. and IRC § 4980B.

(p)	No payment that is owed or may become due to any director, officer, employee, or agent of Company will be non-deductible to the Company or subject to tax under IRC § 280G or § 4999; nor will Company be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.

(q)	The consummation of the Contemplated Transactions will not result in the payment, vesting, or acceleration of any benefit.

(r)	Neither Company nor any ERISA Affiliate has ever established, maintained, contributed to or otherwise participated in, or had an obligation to maintain, contribute to or otherwise participate in any defined benefit Plan.
     3.14 Compliance with Legal Requirements; Governmental Authorizations.
3.14.1	Compliance. Except as set forth in Part 3.14.1 of the Disclosure Letter:
(a)	Company is, and at all times since December 31, 2002 has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(b)	to Seller’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a violation by Company of, or a failure on the part of Company to comply with, any Legal Requirement, or (ii) may give rise to any obligation on the part of Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(c)	Company has not received, at any time since December 31, 2002, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (ii) any actual, alleged, possible, or potential obligation on the part of Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.
3.14.2	List of Authorizations. Part 3.14.2 of the Disclosure Letter contains a complete and accurate list of each Governmental Authorization that is held by Company or that otherwise relates to the business of, or to any of the assets owned or used by, Company. Each Governmental Authorization listed or required to be listed in Part 3.14.2 of the Disclosure Letter is valid and in full force and effect. Except as set forth in Part 3.14.2 of the Disclosure Letter:

(a)	Company is, and at all times since December 31, 2002 has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Part 3.14.2 of the Disclosure Letter;

(b)	no event has occurred or circumstance exists that may (with or without notice or lapse of time) (i) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Part 3.14.2 of the Disclosure Letter, or (ii) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Part 3.14.2 of the Disclosure Letter;

(c)	Company has not received, at any time since December 31, 2002, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (i) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (ii) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(d)	all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Part 3.14.2 of the Disclosure Letter have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.
3.14.3	All Authorizations Necessary. The Governmental Authorizations listed in Part 3.14.2 of the Disclosure Letter collectively constitute all of the Governmental Authorizations necessary to permit the Company to lawfully conduct and operate its business in the manner it currently conducts and operates such business and to permit the Company to own and use its assets in the manner in which it currently owns and uses such assets.
     3.15 Legal Proceedings; Orders.
3.15.1	Proceedings. There is no pending Proceeding that has been commenced by or against Company or that otherwise relates to or may affect the business of, or any of the assets owned or used by, Company. To the Knowledge of Seller, (i) no such Proceeding has been Threatened, and

(ii) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.
3.15.2	Orders. Except as set forth in Part 3.15.2 of the Disclosure Letter:
(a)	there is no Order to which the Company, or any of the assets owned or used by Company, is subject;

(b)	Seller is not subject to any Order that relates to the business of, or any of the assets owned or used by, Company; and

(c)	to Seller’s Knowledge, no officer, director, agent, or employee of Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of Company.
3.15.3	Compliance. Except as set forth in Part 3.15.3 of the Disclosure Letter:
(a)	Company is, and at all times since December 31, 2002 has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

(b)	to Seller’s Knowledge, no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which Company, or any of the assets owned or used by Company, is subject; and

(c)	Company has not received, at any time since December 31, 2002, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which Company, or any of the assets owned or used by Company, is or has been subject.
     3.16 Absence of Certain Changes and Events. Except as set forth in Part 3.16 of the Disclosure Letter, since the date of the Balance Sheet, the Company has conducted its business only in the Ordinary Course of Business and there has not been any:
3.16.1	Capital. Change in Company’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

3.16.2	Organizational Documents. Amendment to the Organizational Documents of Company;

3.16.3	Compensation. Payment or increase by Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or (except in the Ordinary Course of Business) employee or entry into any employment, severance, or similar Contract with any director, officer, or employee, other than pursuant to the Transition Bonus Arrangement;

3.16.4	Benefits. Adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of Company;

3.16.5	Damage. Damage to or destruction or loss of any asset or property of Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Company, taken as a whole;

3.16.6	Contracts. Entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to Company of at least $50,000;

3.16.7	Disposition of Assets. Sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of Company or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of Company, including the sale, lease, or other disposition of any of the Intellectual Property Rights;

3.16.8	Cancellation of Rights. Cancellation or waiver of any claims or rights with a value to Company in excess of $50,000;

3.16.9	Accounting methods. Material change in the accounting methods used by Company; or

3.16.10	Agreements. Agreement, whether oral or written, by Company to do any of the foregoing.

3.16.11	Dividends. Payment of any dividends or distributions to any shareholder of the Company, other than as necessary for the payment of Taxes.
     3.17 Contracts; No Defaults.

3.17.1	List of Contracts. Part 3.17.1 of the Disclosure Letter contains a complete and accurate list, and Seller has made available to Buyer true and complete copies, of:
(a)	each Applicable Contract that involves performance of services or delivery of goods or materials by Company of an amount or value in excess of $50,000;

(b)	each Applicable Contract that involves performance of services or delivery of goods or materials to Company of an amount or value in excess of $50,000;

(c)	each Applicable Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of Company in excess of $50,000;

(d)	each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one year);

(e)	each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants, or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Rights;

(f)	each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

(g)	each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs, or liabilities by Company with any other Person;

(h)	each Applicable Contract containing covenants that in any way purport to restrict the business activity of Company or any affiliate of Company or limit the freedom of Company or any affiliate of Company to engage in any line of business or to compete with any Person;

(i)	each Applicable Contract providing for payments to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(j)	each power of attorney that is currently effective and outstanding;

(k)	each Applicable Contract entered into that contains or provides for an express undertaking by Company to be responsible for consequential damages;

(l)	each Applicable Contract for capital expenditures in excess of $50,000;

(m)	each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by Company other than in the Ordinary Course of Business; and

(n)	each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.
3.17.2	No Rights of Seller or Restrictions. Except as set forth in Part 3.17.2 of the Disclosure Letter:
(a)	Seller (and Related Persons of Seller) have not or may not acquire any rights under, and Seller has not or may not become subject to any obligation or liability under, any Contract that relates to the business of, or any of the assets owned or used by, Company; and

(b)	to the Knowledge of Seller, no officer, director, agent, employee, consultant, or contractor of Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant, or contractor to (i) engage in or continue any conduct, activity, or practice relating to the business of Company, or (ii) assign to Company or to any other Person any rights to any invention, improvement, or discovery.
3.17.3	Enforceable. Except as set forth in Part 3.17.3 of the Disclosure Letter, each Contract identified or required to be identified in Part 3.17.1 of the Disclosure Letter is in full force and effect and is valid and enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally or the availability of equitable remedies.

3.17.4	Compliance With Contracts. Except for contractual requirements to carry errors and omissions insurance and as otherwise set forth in Part 3.17.4 of the Disclosure Letter:
(a)	Company is, and at all times since December 31, 2002 has been, in full compliance with all applicable terms and requirements of each Contract under which Company has or had any obligation or liability or by which Company or any of the assets owned or used by Company is or was bound;

(b)	to the Knowledge of Seller, each other Person that has or had any obligation or liability under any Contract under which Company has or had any rights is, and at all times since December 31, 2002 has been, in full compliance with all applicable terms and requirements of such Contract;

(c)	no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach by Company of, or give another Person, or, to the Knowledge of Seller, the Company, the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

(d)	Company has not given to or received from any other Person, at any time since December 31, 2002, any notice or other communication (whether oral or written) regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Contract.
3.17.5	Renegotiation. There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to Company under current or completed Contracts with any Person and no such Person has made written demand for such renegotiation.

3.17.6	Ordinary Course Contracts. The Contracts relating to the provision of services by the Company have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Legal Requirement. Except as set forth in Part 3.17.6 of the Disclosure Letter, the Company has not entered into any Contract to sell, design or manufacture products by the Company.
     3.18 Insurance.
3.18.1	Delivery of Copies. Seller has made available to Buyer:
(a)	true and complete copies of all policies of insurance to which Company is a party or under which Company, or any director of Company, is or has been covered at any time within the three years preceding the date of this Agreement; and

(b)	true and complete copies of all pending applications for policies of insurance.
3.18.2	Description of Certain Arrangements. Part 3.18.2 of the Disclosure Letter describes:

(a)	any self-insurance arrangement by or affecting Company, including any reserves established thereunder;

(b)	any contract or arrangement, other than a policy of insurance, for the transfer or sharing of any risk by Company; and

(c)	all obligations of the Company to third parties with respect to insurance (including such obligations under leases and service agreements) and identifies the policy under which such coverage is provided.
3.18.3	Claims Experience. Part 3.18.3 of the Disclosure Letter sets forth, by year, for the current policy year and each of the three preceding policy years:
(a)	a summary of the loss experience under each policy;

(b)	a statement describing each claim under an insurance policy for an amount in excess of $25,000, which sets forth:
(i)	the name of the claimant;

(ii)	a description of the policy by insurer, type of insurance, and period of coverage; and

(iii)	the amount and a brief description of the claim; and
(c)	a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.
3.18.4	Status of Policies. Except as set forth on Part 3.18.4 of the Disclosure Letter:
(a)	All policies to which Company is a party or that provide coverage to either Seller, Company, or any director or officer of Company:
(i)	are valid, outstanding, and enforceable;

(ii)	are sufficient for compliance with all Legal Requirements and Contracts to which Company is a party or by which Company is bound; and

(iii)	do not provide for any retrospective premium adjustment or other experienced-based liability on the part of Company.
(b)	Neither Seller nor Company has received (i) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (ii) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.
(c)	The Company has paid all current premiums due, and has otherwise performed all of its current obligations, under each policy to which Company is a party or that provides coverage to Company or any director thereof.

(d)	The Company has given notice to the insurer of all claims that may be insured thereby.
     3.19 Environmental Matters. Except as set forth in Part 3.19 of the Disclosure Letter:
3.19.1	Compliance With Environmental Laws. To Seller’s Knowledge, Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law.

3.19.2	Environmental Reports. Seller has made available to Buyer true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Seller or Company pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by Seller, Company, or any other Person for whose conduct they are or may be held responsible, with Environmental Laws.
     3.20 Employees. Part 3.20 of the Disclosure Letter contains a complete and accurate list of the following information for each independent contractor, employee or director of the Company, including each employee or independent contractor on leave of absence or layoff status: employer; name; job title; status (employee, independent contractor, director); current compensation paid or payable and any change in compensation since December 31, 2005; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any Company Plan or Company Other Benefit Obligations.
3.20.1	Proprietary Rights Agreements. Except as set forth in Part 3.20.1 of the Disclosure Letter, to Seller’s Knowledge, no independent contractor, employee or director of Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such independent contractor, employee or director and any other Person (“Proprietary Rights Agreement”) that in any way adversely affects or will affect (i) the performance of his duties as an independent contractor, employee or director of the Company, or (ii) the ability of Company to conduct its business, including any Proprietary Rights Agreement with Seller or Company by any such independent contractor, employee or director. To Seller’s Knowledge, no director, officer, independent contractor, or other key employee of Company intends to terminate his employment or relationship with Company.
3.20.2	Retired Employees. Part 3.20 of the Disclosure Letter also contains a complete and accurate list of the following information for each retired independent contractor, employee or director of the Company, or their dependents, receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.
     3.21 Labor Relations; Compliance. Since December 31, 2002, Company has not been and is not a party to any collective bargaining or other labor Contract. Since December 31, 2005, there has not been, there is not presently pending or existing, and to Seller’s Knowledge there is not Threatened, (i) any strike, slowdown, picketing, work stoppage, or employee grievance process, (ii) any Proceeding against or affecting Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, (iii) organizational activity, or other labor or employment dispute against or affecting the Company or its premises, or (iv) any application for certification of a collective bargaining agent. To Seller’s Knowledge, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by Company, and no such action is contemplated by Company. Company has complied in all material respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, non-harassment, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. Company is not liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.
     3.22 Intellectual Property.
3.22.1	Marks. All Marks that are owned or used by the Company or used or exercised in the conduct of the Business are set forth on Part 3.22.1 of the Disclosure Letter.

3.22.2	Owned Patents. The Company does not own any right, title or interest in any Patents. To the Knowledge of Seller, except as may be set forth on Part 3.22.2 of the Disclosure Letter:
(a)	there is no Patent or Patent application issued to or filed by any other Person, which Patent or Patent application is potentially interfering with the Company’s business; and

(b)	none of the process or know-how or other technology used or practiced by the Company in the business infringes or is alleged to infringe any Patent or any other Intellectual Property Right of any other Person.
3.22.3	Owned Copyrights. Except as may be set forth on Part 3.22.3 of the Disclosure Letter:
(a)	the Company is the owner of all right, title and interest in and to each of the copyrights used by the Company in its business other than the Licensed Copyrights (collectively, the “Owned Copyrights”, which are listed in Part 3.22.3(a) of the Disclosure Letter, free and clear of any and all liens, encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature (subject to written licenses granted in the ordinary course of business), and the Company has not received any written notice or claim (nor does Seller have any Knowledge of any oral notices or claim) challenging the Company’s complete and exclusive ownership of all Owned Copyrights or claiming that any other Person has any claim of legal or beneficial ownership with respect thereto;

(b)	Part 3.22.3 of the Disclosure Letter contains a complete and accurate list of all agreements or arrangements pertaining to copyrights used in the Company’s business which are not exclusively owned by the Company (the “Licensed Copyrights”).

(c)	the Company has not received any written notice or claim (nor does Seller have any Knowledge of any oral notice or claim) challenging or questioning the validity or enforceability of any of the Owned Copyrights or indicating an intention on the part of any Person to bring a claim that any Owned Copyright is invalid, is unenforceable or has been misused and, to the Seller’s Knowledge, no Owned Copyright otherwise has been challenged or threatened in any way;

(d)	the Company has taken all reasonable steps to protect the Company’s rights in and to the Owned Copyrights, in accordance with standard industry practice;

(e)	the Company has not granted to any Person any right, license or permission to exercise any rights under any of the Owned Copyrights;

(f)	to Seller’s Knowledge no other Person has infringed or is infringing in any material respect in regards to any of the Owned Copyrights; and

(g)	to Seller’s Knowledge none of the subject matter of any Owned Copyrights nor any other work of authorship fixed in a tangible medium that is copied, modified, displayed or distributed in connection with the conduct by the Company of its business infringes, violates or conflicts with, or is alleged to infringe, violate or conflict with, any copyright or any other Intellectual Property Right or other industrial property right of any other Person.
3.22.4	Trade Secrets. The Company has taken the precautions described in Part 3.22.4 of the Disclosure Letter to protect the secrecy, confidentiality and value of all of its material Trade Secrets (“Company Trade Secrets”). Except as may be set forth in Part 3.22.4 of the Disclosure Letter:
(a)	the Company has the unrestricted right to use all of the Company Trade Secrets and none of the Company Trade Secrets is subject to any liens, encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature (subject to written licenses granted in the ordinary course of business), and the Company has not received any written notice or claim (nor does Seller have any Knowledge of any oral notice or claim) challenging the Company’s absolute and unrestricted right to use all of the Company Trade Secrets or claiming that any other Person has any claim of any kind with respect thereto;

(b)	to the Seller’s Knowledge, none of the Company Trade Secrets has been misappropriated from another Person, or is alleged to have been, misappropriated from, any other Person and none of the Company Trade Secrets infringes, violates or conflicts with, or is alleged to infringe, violate or conflict with, any patent, trade secret or any other Intellectual Property Right or other industrial property rights of any third party;

(c)	except under appropriate confidentiality obligations that, to the Knowledge of the Seller, have been fully observed and performed, there has been no disclosure by the Company of Company Trade Secrets.
3.22.5	Software. Part 3.22.5 of the Disclosure Letter sets forth a complete and accurate list of all of the Software (excluding licensed software that is contained in standard desktop applications available through consumer retail stores). The Company does not own any Software and all Software listed in Part 3.22.5 of the Disclosure Letter is not exclusively owned by the Company (the “Licensed Software”) (excluding licensed software that is contained in standard desktop applications available through consumer retail stores). Except as may be set forth in Part 3.22.5 of the Disclosure Letter:

(a)	the Company has lawfully acquired the right to use the Licensed Software, as it is used in the conduct of its business as presently conducted, and has not exercised any rights in respect of any Licensed Software, including without limitation, any reproduction, distribution or derivative work rights, outside the scope of any license expressly granted by the Person from which the right to use such Licensed Software was obtained; and

(b)	except as provided in the Licensed Software, no royalties, fees, honoraria or other payments are payable by the Company to any Person by reason of the ownership, use, sale, licensing, distribution or other exploitation of any Software or any Intellectual Property Right.
3.22.6	Performance of Existing Software Products. Except as may be set forth in Part 3.22.6 of the Disclosure Letter, all Software products that have been used by the Company in connection with the performance of data processing or other services for any of its customers perform in all material respects free of significant bugs or programming errors.

3.22.7	Agreements in Respect of Licensed Technology. Part 3.22.7 of the Disclosure Letter contains a complete and accurate specific list of all agreements and arrangements pertaining to the Licensed Software (excluding licensed software that is contained in standard desktop applications and available through commercial distributors or in consumer retail stores) (collectively, “Licensed Software Agreements”) and, except as set forth in Part 3.22.7 of the Disclosure Letter, the Company has no other agreements and arrangements pertaining to any other technology used or practiced by the Company as to which a Person other than the Company owns the applicable Intellectual Property Rights. Part 3.22.7 of the Disclosure Letter sets forth a complete and accurate list of all royalty obligations of the Company under any Licensed Software Agreements. Except as may be set forth in Part 3.22.7 of the Disclosure Letter:
(a)	all Licensed Software Agreements are in full force and effect, and the Company is not in material breach thereof, nor does Seller have Knowledge of any claim or information to the contrary;

(b)	all Licensed Software Agreements will be maintained by the Company in full force and effect through the Closing;

(c)	to Seller’s Knowledge there are no outstanding and no Threatened disputes or disagreements involving the Company with respect to any Licensed Software Agreement;

(d)	the rights licensed under each Licensed Software Agreement shall be exercisable by the Company on and after the Closing to the same extent as prior to the Closing;

(e)	the Licensed Software Agreements together expressly confer on the Company valid and enforceable rights under or in respect of all of the Intellectual Property Rights that are not owned exclusively by Company and that are used or practiced in the Company’s business (collectively, the “Licensed Intellectual Property”); and

(f)	neither the execution and delivery of this Agreement, nor the consummation of the Contemplated Transactions, will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the impairment of any rights under, any Licensed Software Agreement.
3.22.8	Sufficiency of Owned and Licensed Intellectual Property. Except as set forth in Part 3.22.8 of the Disclosure Letter, the Marks, Owned Copyrights, Trade Secrets, and Licensed Intellectual Property, including without limitation the foregoing to the extent they apply to any Licensed Software, constitute all of the Intellectual Property Rights in the Company’s possession or control necessary for the conduct of the business as presently conducted and constitute all of the Intellectual Property Rights necessary to operate such business after the Closing in substantially the same manner as the business heretofore has been operated by the Company.

3.22.9	Rights of Third Parties. Except as may be set forth in Part 3.22.9 of the Disclosure Letter, the Company is not, nor has been during the three-year period prior to the date hereof, a party to any action or proceeding, and there is not pending or, to the Seller’s Knowledge during the one-year period prior to date hereof Threatened, any action or proceeding that involves or involved a claim of infringement, misappropriation or other wrongful use or exploitation, either (i) by the Company against any other Person or (ii) by any Person against the Company, of any Intellectual Property Right used or exploited by the Company in the conduct of its business, nor, to the Knowledge of the Seller, is there any reasonable basis therefor. To the Seller’s Knowledge, except as may be set forth in Part 3.22.9 of the Disclosure Letter, no Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company (subject to written licenses granted in the ordinary course of business). Except as may be set forth in Part 3.22.9 of the Disclosure Letter, the Company has the exclusive right to bring actions against any Person that is infringing the Company’s Intellectual Property Rights other than Licensed Intellectual Property.

3.22.10	Employee Rights. To Seller’s Knowledge, at no time during the conception of or reduction of any of the Company’s Intellectual Property Rights to practice was any developer, inventor or other contributor to such Intellectual Property Rights operating under any grants from any governmental entity or agency or private source, performing research sponsored by any governmental entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Intellectual Property Rights.

3.22.11	Sufficiency of Software. To the Seller’s Knowledge, the Software used by the Company is free of any disabling codes or instructions (a “Disabling Code”), and any virus or other intentionally created, undocumented contaminant (a “Contaminant”), that may, or may be used to, access, modify, delete, damage or disable the Systems or that may result in damage thereto.
     3.23 Certain Payments. Neither Company nor, in each case to Seller’s Knowledge, any director, officer, agent, or employee of Company, or any other Person associated with or acting for or on behalf of Company, has directly or indirectly (i) made any contribution, material gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained, for or in respect of Company or any affiliate of Company, or (D) in violation of any Legal Requirement, (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Company.
     3.24 Disclosure.
3.24.1	Complete and Accurate. To Seller’s Knowledge, (a) no representation or warranty of Seller in this Agreement and no statement in the Disclosure Letter omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading, and (b) no notice given pursuant to Section 5.5 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

3.24.2	Other Facts. There is no fact known to Seller that has specific application to Seller or Company (other than general economic or industry conditions) and that materially adversely affects or, as far as Seller can reasonably foresee, materially threatens, the assets, business, prospects, financial condition, or results of operations of the Company that has not been set forth in this Agreement or the Disclosure Letter.
     3.25 Relationships with Related Persons. Except as set forth in Part 3.25 of the Disclosure Letter:
3.25.1	Neither Seller nor any Related Person of Seller or of Company has, or since December 31, 2004 has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Company’s businesses.

3.25.2	Neither Seller nor any Related Person of Seller or of Company has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with Company other than business dealings or transactions conducted in the Ordinary Course of Business with the Company at substantially prevailing market prices and on substantially prevailing market terms and which is disclosed in Part 3.25 of the Disclosure Letter, or (ii) engaged in competition with Company with respect to any line of the products or services of Company (a “Competing Business”) in any market presently served by Company, except for less than one percent of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market.

3.25.3	Neither Seller nor any Related Person of Seller or of Company is a party to any Contract with, or has any claim or right against, Company.
     3.26 Brokers or Finders. Except as set forth in Part 3.26 of the Disclosure Letter, Seller and Seller’s agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.
     3.27 No Other Representations or Warranties. Except as otherwise specifically set forth in this Agreement, Seller makes no express or implied representation or warranty regarding Company, the assets of Company or the condition or operation thereof.
4.	REPRESENTATIONS AND WARRANTIES OF BUYER.
Buyer represents and warrants to Seller as follows:
     4.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.
     4.2 Authority; No Conflict.
4.2.1	Authority. This Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Upon the execution and delivery by Buyer of the Seller Employment Agreement, (collectively, the “Buyer’s Closing Documents”), the Buyer’s Closing Documents will constitute the legal, valid, and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms. Buyer has the absolute and unrestricted right, power, and authority to execute and deliver this Agreement and the Buyer’s Closing Documents and to perform its obligations under this Agreement and the Buyer’s Closing Documents.

4.2.2	Conflict. Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions will directly or indirectly (with or without notice or lapse of time):
(a)	contravene, conflict with, or result in a violation of (i) any provision of the Organizational Documents of Buyer, or (ii) any resolution adopted by the Board of Directors or the stockholders;

(b)	contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which Buyer, or any of the assets owned or used by Buyer may be subject;

(c)	contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Buyer or that otherwise relates to the business of, or any of the assets owned or used by, Buyer; or

(d)	contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract.
Buyer is not and will not be required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.
     4.3 Investment Intent. Buyer is acquiring the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act.
     4.4 Certain Proceedings. There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To Buyer’s Knowledge, no such Proceeding has been Threatened.

     4.5 Brokers or Finders. Buyer and its officers and agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement and will indemnify and hold Seller harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its officers or agents.
5.	COVENANTS PRIOR TO CLOSING DATE.
     5.1 Access and Investigation. Between the date of this Agreement and the Closing Date, Seller will, and will cause the Company and its Representatives to, (i) afford Buyer and its Representatives and prospective lenders and their Representatives (collectively, “Buyer’s Advisors”) full and free access to the Company’s personnel, properties (including subsurface testing), contracts, books and records, and other documents and data, (ii) furnish Buyer and Buyer’s Advisors with copies of all such contracts, books and records, and other existing documents and data as Buyer may reasonably request, and (iii) furnish Buyer and Buyer’s Advisors with such additional financial, operating, and other data and information as Buyer may reasonably request.
     5.2 Operation of the Businesses of the Acquired Companies. Between the date hereof and the Closing Date, Seller will, and will cause the Company to:
5.2.1	conduct the business of Company only in the Ordinary Course of Business;

5.2.2	use their commercially reasonable efforts to preserve intact the current business organization of Company, keep available the services of the current officers, employees, and agents of Company, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with Company;

5.2.3	confer with Buyer concerning operational matters of a material nature; and

5.2.4	otherwise report periodically to Buyer concerning the status of the business, operations, and finances of Company.
     5.3 Negative Covenant. Except as otherwise expressly permitted by this Agreement, between the date hereof and the Closing Date, Seller will not, and will cause the Company not to, without the prior consent of Buyer, take any affirmative action, or fail to take any reasonable action within their or its control, as a result of which any of the changes or events listed in Section 3.16 will occur.
     5.4 Required Approvals. Prior to Closing, Seller will, and will cause the Company to, make all filings required by Legal Requirements to be made by them in order to consummate the Contemplated Transactions. Prior to Closing, Seller will, and will cause the Company to cooperate with Buyer with respect to all filings that Buyer elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions.

     5.5 Notification. Between the date of this Agreement and the Closing Date, Seller will promptly notify Buyer in writing if Seller or Company becomes aware of any fact or condition that causes or constitutes a Breach of any of Seller’s representations and warranties as of the date of this Agreement, or if Seller or Company becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Disclosure Letter, Seller will promptly deliver to Buyer a supplement to the Disclosure Letter specifying such change. During the same period, Seller will promptly notify Buyer of the occurrence of any Breach of any covenant of Seller in this Section 5 or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 impossible or unlikely.
     5.6 Payment of Indebtedness by Related Persons. Except as expressly provided in this Agreement, Seller will cause all indebtedness owed to Company by Seller or any Related Person of Seller to be paid in full prior to Closing.
     5.7 No Negotiation. Until such time, if any, as this Agreement is terminated pursuant to Section 9, Seller will not, and will cause Company and each of their Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Buyer) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of Company, or any of the capital stock of Company, or any merger, consolidation, business combination, or similar transaction involving Company.
     5.8 Commercially Reasonable Efforts. Between the date hereof and the Closing Date, Seller will use its commercially reasonable efforts to cause the conditions in Sections 7 and 8 to be satisfied.
     5.9 Approvals of Governmental Bodies. As promptly as practicable after the date of this Agreement, Buyer will, and will cause each of its Related Persons to, make all filings required by Legal Requirements to be made by them to consummate the Contemplated Transactions. Prior to the Closing Date, Buyer will, and will cause each Related Person to, (i) cooperate with Seller with respect to all filings that Seller is required by Legal Requirements to make in connection with the Contemplated Transactions, and (ii) cooperate with Seller in obtaining all consents identified in Part 3.2 of the Disclosure Letter; provided that this Agreement will not require Buyer to dispose of or make any change in any portion of its business or to incur any other burden to obtain a Governmental Authorization.
     5.10 Commercially Reasonable Efforts. Prior to Closing, Buyer will use its commercially reasonable efforts to cause the conditions in Sections 7 and 8 to be satisfied.
6.	POST CLOSING COVENANTS.
     6.1 Maintenance of Books During Earn-Out Term. During the period beginning on the Closing Date and ending on the last day of the Third Earn Out Year, Buyer shall maintain true, complete and correct separate financial books and records of the results of operations, assets and liabilities of the business of the Company in sufficient detail so as to permit the accurate calculation of the Purchase Price.
     6.2 Required Consent During Earn-Out Term. So long as the current business of the Company continues to generate Revenues and EBITDA not materially less than the Base Year Revenue and Base Year EBITDA, and management of Buyer does not in good faith anticipate that a material decline in such metrics is imminent, then Buyer shall not require undue changes in the management or operation of the Company’s business without the consent (which consent shall not be unreasonably withheld or delayed) of Seller so long as she is an employee of the Company and, if she is not, then the current management of the Company, for the Three Earn Out Years.
     6.3 Valid Issuance of Contingent Shares. The Contingent Shares to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and non-assessable.
     6.4 Restricted Stock(a) Buyer covenants and agrees that the Contingent Shares will be unregistered shares of common stock of the Buyer, that upon receipt by Seller’s Trust, shall be freely and immediately saleable (without restriction or limitation) pursuant to Rule 144 under the Securities Act or otherwise (unless Rule 144 is amended hereafter to make any restriction or limitation applicable to such shares). Except as set forth on Schedule 6.4 no insider trading policy of Buyer is currently applicable to the sale of Contingent Shares by Seller’s Trust, and unless required by a change in the applicable securities laws or the interpretation thereof, Buyer shall not amend such insider trading policy to materially adversely affect the ability of the Seller’s Trust to sell the Contingent Shares for four (4) years following the Closing.
     (b) Without limiting the covenants of Buyer set forth in subsection (a) above, Seller covenants and agrees that (i) the Contingent Shares have not been and are not being registered under the Securities Act or any applicable state securities laws and, consequently, the Contingent Shares may not be transferred unless the resale of the Shares is exempt from such registration under the Securities Act and any applicable state securities laws, (ii) any sale of the Contingent Shares made in reliance on Rule 144 under the Securities Act may be made only in accordance with the terms of Rule 144 and, if Rule 144 is not applicable, any resale of the Contingent Shares may require compliance with some other exemption under the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder and (iii) neither the Buyer nor any other person is under any obligation to register the resale of the Contingent Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.
     (c) The Seller understands the certificates representing the Contingent Shares will bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such Contingent Shares):
     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SHARES MAY

NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER APPLICABLE SECURITIES LAWS, OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS. THE COMPANY SHALL BE ENTITLED TO REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.
     (d) Seller further covenants and agrees that:
          (i) The Seller has such knowledge and experience in financial and business matters as is necessary in order to evaluate the merits and risks of an investment in the Contingent Shares.
          (ii) The Seller understands that the Contingent Shares are being offered and sold to the Seller in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws, including Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder and that the Buyer is relying upon the truth and accuracy of, and the Seller’s compliance with, the representations, warranties, agreements and acknowledgments of the Seller set forth herein in order to determine the availability of such exemptions and the eligibility of the Seller to acquire the Contingent Shares.
          (iii) The Seller has had the opportunity to review all of the Buyer’s reports filed with the Securities and Exchange Commission. The Seller has been afforded the opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Contingent Shares and to obtain any additional information which the Buyer possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information contained in the reports filed by the Buyer with the Securities and Exchange Commission.
          (iv) Other than the information contained in the Buyer’s reports filed with the Securities and Exchange Commission and Buyer’s representations and warranties in this Agreement, the Seller is not relying on any other information, oral or written, that Seller may have received relating to the Buyer or the Contingent Shares.
     6.5 Tax Cooperation. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax returns relating to the operations of Company, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations

(and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Seller, or the Company, as the case may be, shall allow the other party to take possession of such books and records. Both Seller and Buyer acknowledge that the Company’s S election and status will terminate as of the Closing and the Company will elect a short tax year ending on the Closing Date.
     6.6 Qualified Plan. The Company coincident with the Closing Date will terminate the plan and cause the trust thereunder to be liquidated and the net assets distributed per its terms and within an administratively feasible time after a letter of determination is obtained from the IRS.
7.	CONDITIONS PRECEDENT TO BUYER’S OBLIGATION TO CLOSE.
Buyer’s obligation to purchase the Shares and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):
     7.1 Accuracy of Representations. All of Seller’s representations and warranties in this Agreement that are qualified as to materiality (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all respects as of the date of this Agreement, and must be accurate in all respects as of the Closing Date as if made on the Closing Date, without giving effect to any supplement to the Disclosure Letter. All of Seller’s representations and warranties in this Agreement that are not qualified as to materiality (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date, without giving effect to any supplement to the Disclosure Letter.
     7.2 Seller’s Performance.
7.2.1	Perform Obligations. All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been duly performed and complied with in all material respects.

7.2.2	Delivery of Documents. Each document required to be delivered pursuant to Section 2.4 must have been delivered, and each of the other covenants and obligations in Sections 5.4 and 5.8 must have been performed and complied with in all respects.
     7.3 Consents. Each of the Consents identified in Part 3.2 of the Disclosure Letter, must have been obtained and must be in full force and effect.

     7.4 Additional Documents. Each of the following documents must have been delivered to Buyer:
7.4.1	Employment Agreements between the Company and each Key Employee in the form of Exhibit 7.4.1 executed by each such Key Employee (collectively, the “Key Employee Employment Agreements”);

7.4.2	If the Closing Date occur after the execution and delivery of this Agreement, a certificate executed by Seller representing and warranting to Buyer that each of Seller’s representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Closing Date as if made on the Closing Date (giving full effect to any supplements to the Disclosure Letter that were delivered by Seller to Buyer prior to the Closing Date in accordance with Section 5.5); and

7.4.3	Other Documents. Such other documents as Buyer may reasonably request for the purpose of (i) enabling its counsel to provide the opinion referred to in Section 8.3.1, (ii) evidencing the accuracy of any of Seller’s representations and warranties, (iii) evidencing the performance by Seller of, or the compliance by Seller with, any covenant or obligation required to be performed or complied with by Seller, (iv) evidencing the satisfaction of any condition referred to in this Section 7, or (v) otherwise facilitating the consummation or performance of any of the Contemplated Transactions.
     7.5 No Proceedings. Since the date of this Agreement, there must not have been commenced or Threatened against Buyer, or against any Person affiliated with Buyer, any Proceeding (i) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (ii) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.
     7.6 No Claim Regarding Stock Ownership or Sale Proceeds. There must not have been made or Threatened by any Person any claim asserting that such Person (i) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, the Company, or (ii) is entitled to all or any portion of the Purchase Price payable for the Shares.
     7.7 No Prohibition. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Buyer or any Person affiliated with Buyer to suffer any material adverse consequence under, (i) any applicable Legal Requirement or Order, or (ii) any Legal Requirement or Order that has been published, introduced, or otherwise formally proposed by or before any Governmental Body.
     7.8 No Material Adverse Effect. Since the date of this Agreement, there shall be no change, effect or occurrence that has, or is reasonably likely to have individually or in the aggregate, a material adverse impact on the business, operations, results of operations or condition (financial or otherwise) on the Company or the assets of the Company.
8.	CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE.
Seller’s obligation to sell the Shares and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):
     8.1 Accuracy of Representations. All of Buyer’s representations and warranties in this Agreement (considered collectively), and each of these representations and warranties (considered individually), must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.
     8.2 Buyer’s Performance.
8.2.1	Perform Obligations. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing (considered collectively), and each of these covenants and obligations (considered individually), must have been performed and complied with in all material respects.

8.2.2	Delivery of Documents. Buyer must have delivered each of the documents required to be delivered by Buyer pursuant to Section 2.4 and the current portion of the Purchase Price.
     8.3 Consents. Each of the Consents identified in Part 3.2 of the Disclosure Letter, must have been obtained and must be in full force and effect.
     8.4 Additional Documents. The following documents must have been delivered to Seller:
8.4.1	The Key Employee Employment Agreements;

8.4.2	If the Closing Date occur after the execution and delivery of this Agreement, a certificate executed by Buyer to the effect that, except as otherwise stated in such certificate, each of Buyer’s representations and warranties in this Agreement was accurate in all respects as of the date of this Agreement and is accurate in all respects as of the Closing Date as if made on the Closing Date; and

8.4.3	Other Documents. Such other documents as Seller may reasonably request for the purpose of (i) enabling their counsel to provide the opinion referred to in Section 7.4.1, (ii) evidencing the accuracy of any representation or warranty of Buyer, (iii) evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer, (iv) evidencing the satisfaction of any condition referred to in this Section 8, or (v) otherwise facilitating the consummation of any of the Contemplated Transactions.
     8.5 No Injunction. There must not be in effect any Legal Requirement or any injunction or other Order that (i) prohibits the sale of the Shares by Seller to Buyer, and (ii) has been adopted or issued, or has otherwise become effective, since the date of this Agreement.
9.	TERMINATION.
     9.1 Termination Events. This Agreement may, by notice given prior to or at the Closing, be terminated:
9.1.1	Breach. By either Buyer or Seller if a material Breach of any provision of this Agreement has been committed by the other party and such Breach has not been waived;

9.1.2	Failure of Condition.
(a)	by Buyer if any of the conditions in Section 7 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or

(b)	by Seller, if any of the conditions in Section 8 has not been satisfied of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition on or before the Closing Date;
9.1.3	Mutual Consent. By mutual consent of Buyer and Seller; or

9.1.4	Time. By either Buyer or Seller if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before October 31, 2007, or such later date as the parties may agree upon.
     9.2 Effect of Termination. Each party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 11.1 and 11.3 will survive; provided, however, that if this Agreement is terminated by a party because of the Breach of the Agreement by the other party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

10.	INDEMNIFICATION; REMEDIES.
     10.1 Right to Indemnification Not Affected by Knowledge. Except with respect to matters disclosed by Seller to Buyer in a supplement to the Disclosure Letter pursuant to Section 5.5: (a) the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation; and (b) the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.
     10.2 Survival. All representations, warranties, covenants, and obligations in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter and the certificate delivered pursuant to Section 2 .4.1(f) will survive the Closing Date for the following periods:
10.2.1	Tax Claims. The representations and warranties of Seller contained in Section 3.11 and any corresponding Part of the Disclosure Letter or any supplement thereto or any certificate delivered in connection with the Agreement (the “Tax Claims”) shall survive until the expiration of the last statute of limitations with respect to such Tax Claims (the “Tax Claims Survival Period”).

10.2.2	Three Year Claims. The representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 3.10 and 3.19 and any corresponding Parts of the Disclosure Letter or any supplement thereto or any certificate delivered in connection with the Agreement (collectively, the “Three Year Claims”) shall survive for a period of three (3) years following the Closing Date (the “Three Year Survival Period”).

10.2.3	Intentionally Omitted.

10.2.4	General Claims. All other representations and warranties contained in this Agreement, the Disclosure Letter and any supplements to such Disclosure Letter and any certificates delivered pursuant to this Agreement, including those of Buyer (“General Claims”) shall survive for two (2) years following the Closing Date (the “General Claims Survival Period”).
     10.3 Indemnification and Payment of Damages by Seller. Seller will indemnify and hold harmless Buyer, the Company, and their respective Representatives, stockholders, controlling persons, and affiliates (collectively, the “Indemnified Persons”) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage (including Consequential Damages), or expense (including costs of investigation and defense and reasonable attorneys’ fees), or diminution of value whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:
10.3.1	Breach. Any untruth, inaccuracy, error in or misstatement of any representation or warranty made by Seller in this Agreement (after giving effect to any supplement to the Disclosure Letter), the Disclosure Letter, the supplements to the Disclosure Letter, or any other certificate delivered by Seller pursuant to this Agreement;

10.3.2	Covenant. Any Breach by Seller of any covenant or obligation of Seller in this Agreement; or

10.3.3	Service. Any services provided by Company prior to the Closing Date;

10.3.4	Brokerage Fee. Any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with either Seller or Company (or any Person acting on their behalf) in connection with any of the Contemplated Transactions.
     10.4 Intentionally Omitted.
     10.5 Indemnification and Payment of Damages by Buyer. Buyer will indemnify and hold harmless Seller for, and will pay to Seller the amount of any Damages arising, directly or indirectly, from or in connection with (i) any Breach of any representation or warranty made by Buyer in this Agreement or in any certificate delivered by Buyer pursuant to this Agreement, (ii) any Breach by Buyer of any covenant or obligation of Buyer in this Agreement, (iii) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with Buyer (or any Person acting on its behalf) in connection with any of the Contemplated Transactions, or (iv) any action taken by Buyer or its Affiliates (or any action that a reasonable parent company would have taken, but Buyer or an Affiliate failed to take) during the Earn Out Period that has the consequence of diminishing or limiting Seller’s ability to achieve the earn out requirements contemplated by Sections 2.6 and 2.7, except for such actions that are expressly permitted by Section 6.2.
     10.6 Time Limitations. If the Closing occurs, Seller will have no liability for indemnification with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless Buyer notifies Seller of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Buyer prior to the expiration of the applicable Survival Period. If the Closing occurs, Buyer will have no liability for indemnification with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless Seller notifies Buyer of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Seller, prior to the expiration of the General Claims Survival Period.

     10.7 Limitations on Amount — Seller. Notwithstanding anything to the contrary contained in this Agreement, except with respect to claims based on fraud or willful misrepresentation or misconduct:
10.7.1	Any indemnification of Indemnified Persons by Seller shall be limited to an aggregate amount equal to the total Purchase Price received by Seller. Seller will have no liability for indemnification under this Agreement (i) with respect to Three Year Claims or General Claims until the total of all Damages with respect to such matters exceeds $50,000, and then only for the amount by which such Damages exceed $50,000, and (ii) with respect to Tax Claims, until the total of all Damages with respect to such matters exceeds $10,000, and then only for the amount by which such Damages exceed $10,000.
     10.8 Limitations on Amount — Buyer. Buyer will have no liability for indemnification with respect to General Claims until the total of all Damages with respect to such matters exceeds $50,000, and then only for the amount by which such Damages exceed $50,000.
     10.9 Right of Set-off. To the extent that any amounts are owing from Seller to Buyer under this Section 10, Buyer may set off such amounts against amounts owed to Seller in the form of Contingent Shares or Contingent Cash Consideration; provided, however, that Buyer shall give Seller ten business days prior notice (the “Set-Off Notice”) of any such set-off specifying in reasonable detail the basis therefor (the “Proposed Set-Off”); provided, further, that if Seller disputes the Proposed Set-Off in a writing to Buyer (the “Dispute Notice”) within ten business days of receipt of the Set-Off Notice, then such dispute shall be settled by a final decision of a court of competent jurisdiction, binding arbitration or mutual agreement of the parties; provided, further, that the substantially prevailing party (as determined by such court or arbitrator) will be entitled to an award of attorneys’ fees and costs, and all costs of arbitration, if applicable, which will be paid by the losing party, and the court or arbitrator will be authorized to make such determinations. Pending resolution of such dispute, Buyer may withhold delivery of such Contingent Cash Consideration or Contingent Shares. Neither the exercise of nor the failure to exercise such right of set-off will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.
     10.10 Procedure for Indemnification — Third Party Claims.
10.10.1	Notice of Claim. Promptly after receipt by an indemnified party under Section 10.2, 10.5, or (to the extent provided in the last sentence of Section 10.4) Section 10.4 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnified party’s failure to give such notice.

10.10.2	Defense. If any Proceeding referred to in Section 10.10.1 is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will, unless the claim is a Tax Claim, be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (B) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (iii) the indemnifying party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within ten days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

10.10.3	Defenses by Indemnified Party. Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

10.10.4	Jurisdiction. Seller hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Seller with respect to such a claim anywhere in the world.
     10.11 Procedure for Indemnification — Other Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by written notice to the party from whom indemnification is sought.
     10.12 Other Terms of Indemnification.
10.12.1	To the extent that Seller’s breach of a representation or warranty set forth in Section 3 is remedied (in full or in part) by a decrease in Purchase Price pursuant to Sections 2.5, 2.6 and 2.7, Buyer shall not be entitled to indemnity under this Section 10 for such decrease, if such indemnity would result in a double recovery to Buyer of its damages (the concept of recovery to include decreases in Purchase Price pursuant to Sections 2.5, 2.6 or 2.7).

10.12.2	If the Closing occurs, the indemnification provided in this Section 10 (and the set off provided in Section 10.9) will be the sole and exclusive legal remedy for any inaccuracy of any representation or warranty, or the breach or default of or under any covenant or agreement, made by any party in this Agreement, the Disclosure Letter, the supplements to the Disclosure Letter or any certificate delivered by Seller pursuant hereto, and no party may seek any other legal remedy (whether under federal or state securities laws or otherwise) that might otherwise be available to such party; provided, however, that nothing in this Section 10 will preclude any party from seeking any legal remedy available to such party for any such inaccuracy, breach or default that constitutes fraud on the part of any other party, or any equitable remedies.

10.12.3	Neither party shall have any obligation to indemnify any Indemnified Party for any Damages that are: (A) caused, contributed to or exacerbated by the actions or failure to act of any Indemnified Party; (B) recovered or recoverable by the Indemnified Party from any other Person (including insurers); or (C) offset by tax savings realized on account of such Damages by the Indemnified Party or any of its Related Persons.
11.	GENERAL PROVISIONS.
     11.1 Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants provided however, that the

Company may reimburse Seller for and/or incur such expenses in connection with this Agreement and the Contemplated Transactions to the extent that the aggregate amount of such expenses does not exceed $75,000 and the Company’s Net Working Capital at Closing, following deduction of such expenses, is not less than $1,240,000. Except as provided above, Seller will cause the Company not to incur any out-of-pocket expenses in connection with this Agreement. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.
     11.2 Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as the parties mutually agree, provided that Buyer may make such disclosure as it deems in good faith is required by applicable securities laws without the agreement of Seller. Unless consented to by Buyer in advance or required by Legal Requirements, prior to the Closing, Seller shall, and shall cause the Company to, keep this Agreement strictly confidential and may not make any disclosure of this Agreement to any Person. Seller and Buyer will consult with each other concerning the means by which the Company’s employees, customers, and suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and Buyer will have the right to be present for any such communication.
     11.3 Confidentiality. Between the date of this Agreement and the Closing Date, Buyer and Seller will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer and the Company to maintain in confidence, and not use to the detriment of another party or Company any written, oral, or other information obtained in confidence from another party or Company in connection with this Agreement or the Contemplated Transactions, unless (i) such information is already known to such party or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of such party, (ii) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Contemplated Transactions, or (iii) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings.
If the Contemplated Transactions are not consummated, each party will return or destroy as much of such written information as the other party may reasonably request.
     11.4 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand, (ii) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Seller:

Marilyn Breitenstein
14718 W. 71st Terrace

Shawnee, KS 66216
Facsimile No.:

with a copy to:

Polsinelli Shalton Flanigan Suelthaus P.C.
700 W. 47th Street, Suite 1000
Kansas City, Missouri 64112-1802
Attention: William W. Mahood
Facsimile No.: 816-753-1536

Buyer:

The Management Network Group, Inc.
7300 College Boulevard, Suite 302
Overland Park, Kansas 66210
Attention: Donald E. Klumb
Facsimile No.: 913-451-1845

with a copy to:

Shughart Thomson & Kilroy, P.C.
120 W. 12th Street, Suite 1600
Kansas City, Missouri 64105
Attention: Jacob W. Bayer, Jr.
Facsimile No.: 816-374-0509
     11.5 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Kansas, County of Johnson, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Kansas, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.
     11.6 Further Assurances. The parties agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
     11.7 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (i) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.
     11.8 Entire Agreement and Modification. This Agreement supersedes all prior agreements between the parties with respect to its subject matter (including the Letter of Intent between Buyer and Seller dated August 10, 2007) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.
     11.9 Disclosure Letter.
11.9.1	Format. The disclosures in the Disclosure Letter, and those in any Supplement thereto, will be deemed to apply to each Section of the Agreement to which its relevance is readily apparent.
     11.10 Assignments, Successors, and No Third-Party Rights. Neither party may assign any of its rights under this Agreement without the prior consent of the other parties, except that Buyer may assign any of its rights under this Agreement to any Subsidiary of Buyer. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.
     11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
     11.12 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.
     11.13 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
     11.14 Governing Law. This Agreement will be governed by the laws of the State of Kansas without regard to conflicts of laws principles.

     11.15 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Buyer:	Seller:

THE MANAGEMENT NETWORK GROUP, INC.

By:
Jason Wade, as attorney for Richard P. Nespola, Chief Executive Officer of Buyer, pursuant to a Power of Attorney dated October 3, 2007	Marilyn Breitenstein

Exhibit 2.4.2(b)
Form of Seller’s Employment Agreement

2

Exhibit 2.4.1(c)
Form of Non-competition Agreement

3

Exhibit 7.4.1
Form of Employment Agreements for Key Employees

4

Schedule 6.4
Buyer’s Insider Trading Policy

5

Seller’s Disclosure Letter

6

Omitted Schedules and Exhibits
The following exhibits and schedules to the Stock Purchase Agreement have been omitted in accordance with Item 601(b)(2) of
Regulation S-K:
•	Exhibit 2.4.2(b) — Seller Employment Agreement.

•	Exhibit 2.4.1(c) — Seller Noncompetition Agreement.

•	Exhibit 7.4.1 — Key Employee Employment Agreements.

•	Exhibit 6.4 — Buyer’s Insider Trading Policy

•	Disclosure Letter delivered by Seller to Buyer containing information required by and exceptions relating to the representations and warranties of Seller in the Stock Purchase Agreement.
The Management Network Group, Inc. will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided that The Management Network Group, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished (or for specified portions thereof).